UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OMNI Energy Services Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

68210T109
(CUSIP Number)

Michael T. Johnson
909 Poydras Street, Suite 2230
New Orleans, Louisiana 70112
504-522-4850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 68210T109

1)	Name of Reporting Person Steven T. Stull

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	24,000

	8) Shared Voting Power	23,659,662

	9) Sole Dispositive Power	24,000

	10) Shared Dispositive Power	23,659,662

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	23,683,662

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	55.9%

14)	Type of Reporting Person	IN

1)	Name of Reporting Person Advantage Capital Partners Limited Partnership
	I.R.S. Identification No. of above person: 72-1216872

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	293,983

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	293,983

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	293,983

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	1.1%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital Partners II Limited Partnership
	I.R.S. Identification No. of above person: 72-1236549

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	993,831

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	993,831

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	993,831

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	3.6%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital Corporation
	I.R.S. Identification No. of above person: 72-1201602

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,287,814

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,287,814

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,287,814

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	4.7%

14)	Type of Reporting Person	CO

1)	Name of Reporting Person Advantage Capital Partners III Limited Partnership
	I.R.S. Identification No. of above person: 72-1264304

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,616,060

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,616,060

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,616,060

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	5.9%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital Management Corporation

	I.R.S. Identification No. of above person: 72-1262990

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,616,060

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,616,060

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,616,060

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	5.9%

14)	Type of Reporting Person	CO

1)	Name of Reporting Person Advantage Capital Partners IV Limited Partnership

	I.R.S. Identification No. of above person: 72-1291972

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	3,025,697

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	3,025,697

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,025,697

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	11.1%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital Financial Company, L.L.C.

	I.R.S. Identification No. of above person: 72-1295140

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	3,025,697

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	3,025,697

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,025,697

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	11.1%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Partners V Limited Partnership
	I.R.S. Identification No. of above person: 72-1310986

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	2,006,924

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	2,006,924

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,006,924

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	7.3%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital Advisors, L.L.C.
	I.R.S. Identification No. of above person: 72-1310983

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	2,006,924

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	2,006,924

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,006,924

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	7.3%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Partners VI Limited Partnership
	I.R.S. Identification No. of above person: 72-1402146

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	6,828,164

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	6,828,164

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,828,164

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	20.0%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital NOLA VI, L.L.C.
	I.R.S. Identification No. of above person: 72-1400488

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	6,828,164

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	6,828,164

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,828,164

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	20.0%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Partners VII Limited Partnership
	I.R.S. Identification No. of above person: 72-1402410

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	4,414,404

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	4,414,404

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,414,404

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	13.9%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital NOLA VII, L.L.C.
	I.R.S. Identification No. of above person: 72-1400489

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	4,414,404

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	4,414,404

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,414,404

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	13.9%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Partners VIII Limited Partnership
	I.R.S. Identification No. of above person: 72-1402147

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,010,390

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,010,390

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,010,390

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	3.6%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital NOLA VIII, L.L.C.
	I.R.S. Identification No. of above person: 72-1401236

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,010,390

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,010,390

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,010,390

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	3.6%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Partners IX Limited Partnership
	I.R.S. Identification No. of above person: 72-1401733

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	766,667

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	766,667

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	766,667

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	2.7%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital NOLA IX, L.L.C.
	I.R.S. Identification No. of above person: 72-1401731

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	766,667

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	766,667

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	766,667

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	2.7%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Partners X Limited Partnership
	I.R.S. Identification No. of above person: 72-1452790

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	2,701,667

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	2,701,667

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,701,667

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	9.3%

14)	Type of Reporting Person	PN

1)	Name of Reporting Person Advantage Capital NOLA X, L.L.C.
	I.R.S. Identification No. of above person: 72-1452786

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	2,701,667

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	2,701,667

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,701,667

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	9.3%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Technology Fund, L.L.C.
	I.R.S. Identification No. of above person: 72-1339619

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,875

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,875

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,875

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	0.01%

14)	Type of Reporting Person	OO

1)	Name of Reporting Person Advantage Capital Technology Advisors, L.L.C.
	I.R.S. Identification No. of above person: 72-1339620

2)	Check the appropriate box if a member of a group
	(a)	x
	(b)

3)	SEC Use Only

4)	Source of Funds OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	_____

6)	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	0

	8) Shared Voting Power	1,875

	9) Sole Dispositive Power	0

	10) Shared Dispositive Power	1,875

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,875

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	_____

13)	Percent of Class Represented by Amount in Row (11)	0.01%

14)	Type of Reporting Person	OO

Item 1.         Security and Issuer.

        This statement relates to the common stock, $.0.01 par value per share (the "Common Stock"), of OMNI Energy Services Corp. (the "Issuer"), a Louisiana corporation. The address of the principal executive offices of the Issuer is 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

Item 2.         Identity and Background

            (a)     Names of Reporting Persons:

                    Steven T. Stull
                    Advantage Capital Partners Limited Partnership
                    Advantage Capital Partners II Limited Partnership
                    Advantage Capital Corporation
                    Advantage Capital Partners III Limited Partnership
                    Advantage Capital Management Corporation
                    Advantage Capital Partners IV Limited Partnership
                    Advantage Capital Financial Company, L.L.C.
                    Advantage Capital Partners V Limited Partnership
                    Advantage Capital Advisors, L.L.C.
                    Advantage Capital Partners VI Limited Partnership
                    Advantage Capital NOLA VI, L.L.C.
                    Advantage Capital Partners VII Limited Partnership
                    Advantage Capital NOLA VII, L.L.C.
                    Advantage Capital Partners VIII Limited Partnership
                    Advantage Capital NOLA VIII, L.L.C.
                    Advantage Capital Partners IX Limited Partnership
                    Advantage Capital NOLA IX, L.L.C.
                    Advantage Capital Partners X Limited Partnership
                    Advantage Capital NOLA X, L.L.C.
                    Advantage Capital Technology Fund, L.L.C.
                    Advantage Capital Technology Advisors, L.L.C.

            (b)    Principal Business Address of Reporting Persons

                    909 Poydras Street, Suite 2230
                    New Orleans, Louisiana 70112

            (c)    Mr. Stull is a founding partner of the Advantage Capital partnerships, which are institutional venture capital funds.

            (d)     The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            (e)     The Reporting Persons have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

            (f)     The Reporting Persons are United States citizens or are organized under the laws of a state of the United States.

Item 3.         Source and Amount of Funds or Other Consideration.

        From time to time, securities of the Issuer have been acquired with venture capital funds. The Reporting Persons' beneficial ownership of Issuer securities increased effective November 15, 2000 as a result of an amendment to the Issuer's articles of incorporation that reduced the conversion price of the Issuer's convertible Series A Preferred Stock.

Item 4.         Purpose of Transaction.

        Securities of the Issuer were acquired by the Reporting Persons for investment purposes.

        (a)-(j) The Reporting Persons have no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as follows:

        The Reporting Persons expect that $4.0 million in principal amount of subordinated debt owed by the Issuer to the Reporting Persons, including all interest accrued thereon and on certain subordinated debt previously converted to preferred stock, will be satisfied by the issuance of shares of a new series of preferred stock to the Reporting Persons. It is expected that preferred stock having an aggregate liquidation preference of $4.6 million will be issued as part of this conversion and that each share of the new series of preferred stock will be convertible into Common Stock, subject to certain conditions, at a conversion price of $1.25 per share. It is also expected that all or substantially all of the Reporting Persons' warrants to acquire shares of Common Stock with an exercise price well in excess of the current trading price of the Common Stock, as well as certain warrants that have an exercise price near the current trading price, will be cancelled by mutual agreement.

Item 5.         Interest in Securities of the Issuer

        (a)         As of November 12, 2001, the Reporting Persons beneficially owned shares of the Common Stock listed below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Which Reporting Person has Right to Acquire

Steven T. Stull	23,683,662	55.9%	15,096,500
Advantage Capital Partners Limited Partnership	293,983	1.1%	--
Advantage Capital Partners II Limited Partnership	993,831	3.6%	--
Advantage Capital Corporation	1,287.814	4.7%	--
Advantage Capital Partners III Limited Partnership	1,616,060	5.9%	--
Advantage Capital Management Corporation	1,616,060	5.9%	--
Advantage Capital Partners IV Limited Partnership	3,025,697	11.1%	--
Advantage Capital Financial Company, L.L.C.	3,025,697	11.1%	--
Advantage Capital Partners V Limited Partnership	2,006,924	7.3%	149,333
Advantage Capital Advisors, L.L.C.	2,006,924	7.3%	149,333
Advantage Capital Partners VI Limited Partnership	6,828,164	20.0%	6,828,164
Advantage Capital NOLA VI, L.L.C.	6,828,164	20.0%	6,828,164
Advantage Capital Partners VII Limited Partnership	4,414,404	13.9%	4,414,404
Advantage Capital NOLA VII, L.L.C.	4,414,404	13.9%	4,414,404
Advantage Capital Partners VIII Limited Partnership	1,010,390	3.6%	1,010,390
Advantage Capital NOLA VIII, L.L.C.	1,010,390	3.6%	1,010,390
Advantage Capital Partners IX Limited Partnership	766,667	2.7%	766,667
Advantage Capital NOLA IX, L.L.C.	766,667	2.7%	766,667
Advantage Capital Partners X Limited Partnership	2,701,667	9.3%	1,901,667
Advantage Capital NOLA X, L.L.C.	2,701,667	9.3%	1,901,667
Advantage Capital Technology Fund, L.L.C.	1,875	0.01%	1,875
Advantage Capital Technology Advisors, L.L.C.	1,875	0.01%	1,875

        (b)         See Items 7 through 10 of the Cover Pages for information as to the voting power and dispositive power of shares of Common Stock beneficially owned by each Reporting Person.

        (c)         The Reporting Persons had no transactions in Common Stock of the Issuer in the past 60 days.

        (d)         Other party with right to receive or direct receipt of dividends or proceeds:

                      Not applicable.

        (e)          Date Reporting Person ceased to beneficially own more than 5% of shares:

                      Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     See Item 4(a).

Item 7.         Material to be Filed as Exhibits.

                    A written agreement relating to the filing of a joint Schedule 13D as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of November 20, 2001.
November 21, 2001 Date	/s/ Steven T. Stull Steven T. Stull

ADVANTAGE CAPITAL PARTNERS LIMITED PARTNERSHIP
ADVANTAGE CAPITAL PARTNERS II LIMITED PARTNERSHIP
	By:	Advantage Capital Corporation, General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL CORPORATION

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS III LIMITED PARTNERSHIP
	By:	Advantage Capital Management Corporation, General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL MANAGEMENT CORPORATION

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS IV LIMITED PARTNERSHIP
	By:	Advantage Capital Financial Company, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL FINANCIAL COMPANY, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS V LIMITED PARTNERSHIP
	By:	Advantage Capital Advisors, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL ADVISORS, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VI LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA VI, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VI, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VII LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA VII, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VII, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VIII LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA VIII, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VIII, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS IX LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA IX, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA IX, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS X LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA X, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA X, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL TECHNOLOGY FUND, L.L.C.
	By:	Advantage Capital Technology Advisors, L.L.C. Managing Member

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL TECHNOLOGY ADVISORS, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

EXHIBIT A

AGREEMENT

The undersigned each agree that this joint Schedule 13D dated November 20, 2001 relating to the shares of common stock, $0.01 par value per share, of OMNI Energy Services Corp., to which this Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

November 21, 2001 Date	/s/ Steven T. Stull Steven T. Stull

ADVANTAGE CAPITAL PARTNERS LIMITED PARTNERSHIP
ADVANTAGE CAPITAL PARTNERS II LIMITED PARTNERSHIP
	By:	Advantage Capital Corporation, General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL CORPORATION

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS III LIMITED PARTNERSHIP
	By:	Advantage Capital Management Corporation, General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL MANAGEMENT CORPORATION

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS IV LIMITED PARTNERSHIP
	By:	Advantage Capital Financial Company, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL FINANCIAL COMPANY, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS V LIMITED PARTNERSHIP
	By:	Advantage Capital Advisors, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL ADVISORS, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VI LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA VI, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VI, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VII LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA VII, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VII, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS VIII LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA VIII, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA VIII, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS IX LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA IX, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA IX, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL PARTNERS X LIMITED PARTNERSHIP
	By:	Advantage Capital NOLA X, L.L.C., General Partner

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL NOLA X, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL TECHNOLOGY FUND, L.L.C.
	By:	Advantage Capital Technology Advisors, L.L.C. Managing Member

	By:	/s/ Steven T. Stull Steven T. Stull, President

ADVANTAGE CAPITAL TECHNOLOGY ADVISORS, L.L.C.

	By:	/s/ Steven T. Stull Steven T. Stull, President